SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended August 4, 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

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press release

August 4, 2010

MC252 WELL REACHES STATIC CONDITION;

WELL MONITORING UNDERWAY

BP announced today that the MC252 well appears to have reached a static condition -- a significant milestone.  The well pressure is now being controlled by the hydrostatic pressure of the drilling mud, which is the desired outcome of the static kill procedure carried out yesterday (US Central time).

Pumping of heavy drilling mud into the well from vessels on the surface began at 1300 CDT (2100 BST) on August 3, 2010 and was stopped after about eight hours of pumping. The well is now being monitored, per the agreed procedure, to ensure it remains static. Further pumping of mud may or may not be required depending on results observed during monitoring.

The start of the static kill was based on the results of an injectivity test, which immediately preceded the static kill and lasted about two hours.

BP will continue to work with the National Incident Commander and other government officials to determine the next course of action, which involves assessing whether to inject cement in the well via the same route.

The aim of these procedures is to assist with the strategy to kill and isolate the well, and will complement the upcoming relief well operation, which will continue as per plan.

A relief well remains the ultimate solution to kill and permanently cement the well. The first relief well, which started May 2, has set its final 9 7/8-inch casing. Operations on the relief wells are suspended during static kill operations. Depending upon weather conditions, mid-August is the current estimate of the most likely date by which the first relief well will intercept the Macondo well annulus, and kill and cement operations commence.

Further information:

BP press office, London: +44 (0)207 496 4076, bppress@bp.com

BP press office, Houston: +1 281 366 0265

www.bp.com/gulfofmexicoresponse

- ENDS -

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 4th of August, 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary